Cue Energy Resources Limited

A.B.N. 45 066 383 971

3628

[redacted]

08002214

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

21 April 2008

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

Andrew M Knox
Public Officer

Enc.

SEC
Mail Processing
Section

APR 28 2008

Washington, DC
105

4/30

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

2D SEISMIC SURVEY COMPLETED – T/37P and T/38P, Bass Basin

Cue Energy Resources Ltd, as operator for T/37P and T/38P, advises that the CUEBASS08 Marine Seismic survey was completed on Friday 18th April 2008. The survey was completed ahead of schedule and came in under-budget, due principally to favourable weather conditions during seismic acquisition.

In total, 3660 line kilometres of full-fold seismic data in a 1x1km grid configuration was acquired. These seismic data will be sent to the Dayboro processing facility in Brisbane and Cue anticipates that we will have the final processed seismic dataset ready for interpretation by mid-July 2008.

Participants in the T/37P and T/38P seismic survey are:

Galveston Mining Corporation Ltd	(100% Cue subsidiary)	50%
Exoil Ltd		50%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

21st April 2008



243900M E
300000M E
400000M E
500000M E
600000M E
632000M E
5718000M N
5700000M N
5600000M N
5500000M N
5452000M N
39 00 00S
40 00 00S
41 00 00S
144 00 00E
145 00 00E
146 00 00E
147 00 00E
148 00 00E
KILOMETRES
Cue Energy Resources Limited
Poonboon-Yolla Trend
Yolla Gas Field
T/37P
Trefoil Gas Field
White Ibis Gas Field
Dondu Trough
T/38P
CUEBASS08 marine seismic survey
Tasmania

Figure 1. Location map for the CUEBASS08 Marine Seismic Survey

END